SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

LML Payment Systems Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

50208P109

(CUSIP Number)

Don G. Choquer

20290 - 25th Avenue

Langley, British Columbia V2Z 2B7

(604) 684-4946

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐. Check the following box if a fee is being paid with statement ☐. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 50208P109

1.	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Don G. Choquer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF	7.	SOLE VOTING POWER	5,279,584
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	5,279,584
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,279,584

*The reporting person holds 4,733,446 shares of common stock through 847279 B.C. Ltd., 500 shares of common stock through a Registered Retirement Savings Plan (RRSP); 11 shares of common stock held directly; 159,201 shares of common stock through C-Quest Holdings Ltd.; and 386,426 shares of common stock through Titan Investments Corp. The reporting person has sole voting and dispositive power over all of the shares.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 19.4701% **The percentages used herein are calculated based on 27,116,408 issued and outstanding shares as of February 3, 2009.

14.	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

LML Payment Systems Inc. [LML] (the "Issuer")

Common Stock

1140 West Pender Street, Suite 1680, Vancouver, British Columbia V6E 4G1 Canada

Item 2.	Identity and Background.

This Schedule 13D is being filed by Don G. Choquer (“Choquer”). Choquer’s address is 20290 – 25th Avenue, Langley, British Columbia V2Z 2B7 Canada. Choquer is a Canadian citizen. During the past five years, Choquer has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Choquer has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Compensation.

The 4,733,446 shares of common stock acquired by 847279 B.C. Ltd. which are held indirectly by Choquer were acquired from the Estate of Robert E. Moore using personal funds (the “Moore Purchase”) on April 22, 2009. Prior to the Moore Purchase, Choquer held the following shares: 500 shares of common stock held through a Registered Retirement Savings Plan; 11 shares of common stock held personally; 159,201 shares of common stock held through C-Quest Holdings Ltd.; and 386,426 shares of common stock held through Titan Investments Corp.  All shares were acquired using personal funds.

Item 4.	Purpose of Transaction.

Choquer has acquired the shares for investment purposes only.

Item 5.	Interest in Securities of the Issuer.

See items 7-11 on the cover page.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None

Item 7.	Materials to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 20009	/s/ Don G. Choquer Don G. Choquer